June 13, 2005



Mr Todd C. Crow
Chief Financial Officer
The RiceX Company
1241 Hawk`s Flight Court
El Dorado Hills, California 95762

	Re:	The RiceX Company
		Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 30, 2005
		Form 10-Q for Fiscal Quarter Ended March 31, 2005
      Filed May 16, 2005
		File No. 0-24285


Dear Mr Crow:

      We have reviewed your filings and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form 10-K for the Fiscal Year Ended December 31, 2004

Financial Statements, page 27

Note 1, Description of Business and Significant Accounting
Policies,
page 31

Revenue recognition, page 32

1. We note your revenue recognition policy indicating that you recognize revenue when products are shipped and when risk of loss has transferred to your customer. Additionally we note that you appear to sell your products under sales contracts, which in some cases involve financing through a third party. Please address the following:

a. Expand your disclosures to identify, by contract type, the significant contract terms under which you sell your products.
Clearly compare and contrast how you apply each revenue recognition criteria, prescribed by SAB Topic 13A, to your sales contract terms.
Refer to SAB Topic 13A.

b. Expand your disclosures to identify how you account for sales in which a third party financing arrangement is involved, such as those described on page 19.

c. Expand your disclosure to describe your policy concerning royalty revenue recognition and, if significant, separately present royalty revenues as a component of sales on the face of your statement of operations.

d. Demonstrate how it is appropriate to recognize revenue when products are shipped rather then when delivered and describe how you determined risk of loss had transferred relating to sales recorded in fiscal years 2004 and 2003.


Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Jonathan Duersch at (202) 551-3719 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

								Sincerely,



								Jill Davis
								Branch Chief

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Mr. Todd C. Crow
The RiceX Company
June 13, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 04-05